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                      [LETTERHEAD OF COOLEY GODWARD LLP]


May 7, 1998

VIA EDGAR

Michael Hurwitz
Securities and Exchange Commission
Office of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

RE:     NVIDIA CORPORATION
        FILE NO. 333-47495
        WITHDRAWAL OF REGISTRATION STATEMENT ON FORM 8-A

Dear Mr. Hurwitz:

NVIDIA Corporation (the "Registrant") hereby requests the immediate withdrawal of the Registrant's Registration Statement on Form 8-A under Section 12B (the "12B Form 8-A"), which was filed with the Commission on March 23, 1998 and the Form 8-A under Section 12G (the "12G Form 8-A"), which was filed on April 3, 1998, because the Registrant does not anticipate that its Registration Statement on Form S-1 (No. 333-47495) will become effective until after May 23, 1998, the date upon which the 12B Form 8-A will automatically become effective.

The undersigned anticipates that a new Registration Statement on Form 8-A under
Section 12G will be filed with the Commission on or about May 31, 1998.

I will contact you tomorrow to confirm that the 12B Form 8-A and the 12G Form 8-A were actually withdrawn. Please contact me at the number above if you have any questions or problems.

Sincerely,

/s/ Mitchell R. Truelock

Mitchell R. Truelock


cc:     Karyn R. Smith, Esq.